Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.

INCO LIMITED
Moderator: Sandra Scott
October 25, 2005
7:30 am CT

Operator:	...the Inco Limited Third Quarter 2005 Results conference call. During the following presentation, all participants will be in a listen-only mode. Afterwards we will conduct a question and answer session. And at that time, should you have a question, please press the 1 followed by the 4 on your telephone.

As a reminder, this conference is being recorded on Tuesday October 25, 2005. It is now my pleasure to turn the conference call over to Sandra Scott, Director Investor Relations. Please go ahead.

Sandra Scott:	Good morning and thanks for joining us. This call is being Web cast on a live listen-only basis. Our third quarter results news release went out early this morning and can be found at www.inco.com or by calling Investor Relations at 416-361-7670.

Following this call, a PDF version of our remarks will be available through the latest quarterly Web cast link on Inco’s home page.

Joining me at our Toronto office are members of Inco’s management team. After opening remarks by our Chairman and CEO Scott Hand, Inco’s President and COO Peter Jones will discuss our operating results.

Peter Goudie, Inco’s Executive Vice President Marketing will update you on nickel market conditions. Other Inco senior executives who are present for the call include Logan Kruger who’s responsibilities include leading the implementation of our Goro project and Ron Aelick, EVP Technical Services.

I’ll begin with a few housekeeping items. First, we’re including news media and members of the public on this Web cast on a live listen-only basis.

Second, the Safe Harbor’s text appears on our Web cast slide.

Third, is the compliance statements on our mineral reserve and resource estimates.

The fourth item is our definition of adjusted net earnings.

Fifth, all dollar amounts are in US currency unless otherwise stated.

Sixth, all forward-looking statements exclude the impact of Inco’s offer to acquire Falconbridge unless otherwise stated. Now I’ll pass the call over to Scott Hand.

Scott Hand:	Thanks Sandra. I’ll begin with a big picture which is still a very good one for Inco. We continue to operate in the nickel market where long term supply/demand conditions remain favorable. We’re working hard to prepare for the arrival of Voisey’s Bay this year at our Ontario and Manitoba facility and for growing production, lower cost and strong cash flow next year with Voisey’s Bay fully on stream.

Our financial position is strong enabling us to complete Voisey’s Bay, achieve more low cost growth through Goro and expand PT Inco.

So with this in mind, I’ll highlight seven key areas. First is the third quarter. Adjusted net earning were 157 million or 72 cents per share on a diluted basis. And that’s above the First Call consensus of 59 cents a share.

We’ve met or exceeded our Q3 guidance for nickel, copper and PGM output as well as for unit cash costs and the price premium on our nickel product.

For 2005 we expect to meet or beat our nickel, copper and PGM production, unit cash costs and premium guidance given in our Q2 press release.

So what about full 2005 adjusted net earnings? The current First Call consensus adjusted EPS for Inco of 21 analysts is a mean of $3.58. And that’s based on a nickel price of $6.88 and a copper price of $1.56 for the year.

The year to date average nickel price is about $6.90 a pound. And we are comfortable with the First Call consensus of 2005 EPS of $3.58 based on these assumed prices.

Second, our Goro project is proceeding well. Engineering was about 55% complete at the end of the third quarter. We’ve got about 900 workers on site. They’re working on acquiring the (camp) rehabilitation and extension geotechnical drilling for the earthwork. Earthworks have started at the process plant site at the Quay West residue storage facility and on a major road realignment. Our test mine has been developed to the saprolite horizon and exposed bedrock validating geological modeling and giving us good data for operations.

Planning is advanced for moving into this pre-production. We are building processing plant modules in the Philippines and our construction management team is on site at Goro.

We have the major permits for construction and we’ve awarded contracts totaling over $140 to local firms. We’re focused on relieving input, input cost structures. We’re getting cost efficiencies for modularization and contracting strategies. We bought major items before the big cost hikes. We’re reprocessing our titanium materials to overcome the shortage of titanium plate. And with Goro’s footprint reduce, materials costs are down and they’re within budget.

Expect cap ex for the mine process plant and infrastructure remain at 1,878,000,000 with a minus 5% to plus 15% competence level. And startup could be late in 2007.

At Voisey’s Bay, we began making concentrate last quarter at our 50,000 ton a year mine and concentrator in Northern Labrador. Last week our demonstration plant opened in Newfoundland. And milestones will include first concentrate shipment next month and first finished nickel production from Voisey Bay concentrate in early 2006.

So with Voisey’s Bay concentrates on the way, how do we see the year 2006? For Inco on a standalone basis, nickel production should rise to 540 million pounds. Nickel unit cash cost of sales after byproduct credits should fall to $2 to $2.10 a pound. We’re now preparing our 2006 budget. So nickel unit cash cost sales estimates are preliminary and of course, they’re based on July 2005 energy prices.

And turning to our existing operations, my fourth topic, we reached a new labor pact in Thompson, Manitoba. It expires on September 15, 2008 and covers about 1,100 people. It is fair and it keeps Manitoba efficient and competitive.

Also the first phase of Thompson 1-D lower mine costing about $34 million is scheduled to start up in 2008 and it will produce some 200 million pounds of nickel over an eight year period.

Fifth, despite recent volatility, long term underlying nickel markets are favorable including strong demand in stainless and non-stainless markets and limited supply growth. And Peter Goudie will provide his perspective shortly.

And sixth, our financial position remains strong. Capex for the third quarter were $315 million. And that’s $67 million more than in the same 2004 period. Increases reflected plan spending on the new Ontario oxygen plant and environmentally related cap ex in Ontario and at PT Inco and of course as well as at Goro.

Total capex should be about 1.3 billion and that’s based on 100% share of Goro capex. Our net 2005 capex funding should be about $800 million. That’s after the Girardin financing, capital contribution for our Japanese partners at Goro and government support for Voisey’s Bay.

Sustaining capex for existing operations will be about $330 million in 2005. Depreciation and amortization should be $275 million this year and about 495 million in 2006.

And the 2006 depreciation amortization of 495 million include about $200 million for the amortization of the Voisey Bay’s purchase price.

In the third quarter we generated $258 million of cash flow from operations. And that’s before a working capital increase of $71 million. Our cash position was $916 million at September 30 giving us the financial strength needed to grow.

Net of First Call consensus, 2005 main LME cash nickel price of $6.88 a pound, we should generate about $1.3 billion of cash flow from operations this year before changes in working capital and cap ex. That is cash flow per share of $5.85 at an assumed diluted share count of $223 million shares.

With Voisey Bays on stream next year, we should generate about $1.5 billion in cash or $6.70 cash flow per share. And that’s based on a current First Call 2006 consensus nickel price of $6.31 a pound. And for every 10 cents per year hike in the nickel price, and that’s holding all other factors constant, raises cash flow from operations by $23 million.

Taking us to 2009 and our production goal of 700 million pounds on an Inco standalone basis, that’s about 35% above last year’s record production. And that includes 115 million pounds from Goro and a long term commodity price of $3.50 per pound for nickel and $9 a pound for cobalt, Goro would produce about $195 million of cash flow in 2009 or just under $1 a share fully diluted. And for every $1 rise in both the nickel and cobalt price assumptions over a year, Goro’s cash flow from operations climbed by about $100 million or about 45 cents a share.

The seventh and last but certainly not least area that I will highlight is of course Inco’s offer for Falconbridge. Two weeks ago we announced our offer to acquire all the common shares for Falconbridge after we entered into a definitive support agreement covering the transaction. We’ve mailed out our takeover bid circular cover in the offer for the Falconbridge shares. The offer depends on at least 66-2/3 of Falconbridge’s common shares being tendered, regulatory (occurrences) and certain other conditions.

The offer is currently expected to be completed in late 2005 or early 2006. And we plan to have the combination of the two companies completed in the first quarter of 2006.

Creating a world-class Canadian based powerhouse is great for both company’s shareholders. We’ll be the world-leader in nickel and a leading copper company locally diversified with great growth prospects given our expanded project portfolios, robust cash flow and financial strength. And we’ll be efficient. We’ve so far identified some 350 million in annual synergies to be realized by the end of 2007 with an estimated net present value of more than 2.5 billion after tax using a 7% discount rate. And we are organized to get the synergies.

The acquisition will be immediately accretive to cash flow and the new Inco I believe, will be an excellent investment prospect given its enhanced size and its liquidity.

With that, I’ll turn it over to Peter Jones to review our operations.

Peter Jones:	Thanks Scott. Our Q3 nickel unit cash cost of sales after byproduct credits were $3.03 a pound. That was better than our Q3 guidance of $3.50 to $3.55 a pound due to higher copper prices and lower than expected production from external feed.

Nickel unit cash cost of sales to processing our own mine production was about $2.50 a pound in the third quarter.

The higher cost relative to Q3 2004 were mainly due to a stronger Canadian dollar, weaker spending on supplies and services, rising energy costs, lower byproduct deliveries and lower nickel production volumes. Some offsets were achieved through our cost reduction program.

For the whole of 2005, we expect nickel unit cash cost of sales after byproduct credits to average between $2.85 and $2.95 a pound. Nickel unit cash costs after byproduct credits protesting our own mine outputs will be in the range of about $2.25 a pound.

As we’ve noted previously, this is a transitional year. The high volume of purchased external fee is a bridge to low cost Voisey Bay concentrates. In 2006 our nickel unit cash cost of sales after byproduct credits should fall.

During the third quarter, we’ve produced 111 million pounds of nickel in line with July guidance but less than the third quarter of 2004 due to our furnished rebuild schedule and restart issues at Ontario.

Ontario’s nickel output is 49 million pounds below last year’s third quarter due to the slower than planned ramp up and air quality interruptions. The 2004 output should be 215 to 220 million pounds.

Mines, mill and refineries are all doing well and smelter throughput is improving.

We produced 44 million pounds of finished nickel from PT Inco matte in the quarter — above the third quarter ‘04 due to more output from our Japanese refinery. We should meet our 2005 goal of 160 to 162 million pounds of finished nickel in PT Inco matte.

Planned hydroelectric expansion will let us raise production and reduce energy supply risks in dry years. A third dam will give PT Inco an extra 90 megawatts of power, take us to about 200 million pounds of nickel in matte a year by 2009 and lower nickel unit cash cost by 10 to 15 cents a pound.

We now have most of the government approvals and expect to get the remainder soon which will let us begin major construction this year.

Manitoba’s 18 million pounds of production for the third quarter was below the third quarter of ‘04. This was due to a longer than usual maintenance shutdown to set up for Voisey Bay’s concentrate and more cobalt processing. We also made changes that will eventually allow a single furnace to handle the throughput of two which should cut annual operating costs by $8 to $10 million.

Manitoba’s nickel output will be 108 to 110 million pounds in 2005.

For Inco as a whole, we expect fourth quarter production of 140 to 145 million pounds of nickel. Our 2005 production forecast remains at 485 to 490 million pounds.

We produced 60 million pounds of copper products in the third quarter in line with our guidance and should produce 90 million pounds in the fourth quarter.

Our 2005 target is 275 million pounds including a 50 million pound draw down of in process inventory due to the planned copper refinery closure at year end. Copper deliveries for 2005 will remain at about 245 million pounds.

PGM production in the third quarter was 57,000 ounces — just above our guidance. We should produce 76,000 to 86,000 ounces of platinum group metals in the fourth quarter. And we see full year platinum group metal production of $380,000 to $390,000 ounces. Now I’ll turn you over to Peter for an update on nickel markets.

Peter Goudie:	Thank you. In the third quarter, the nickel price averaged $14,567 to a ton or $6.61 per pound — the 14th consecutive quarter of year on year price gains.

Yet the price has reasonably fallen due to a definite weakness in demand from the stainless industry. And many have turned bearish as the market lacks clear direction.

I believe that some spectators are misunderstanding where and why this weakness is occurring. Recent LME activity is the result of over-production of stainless steel in the first half which triggered a snowball effect.

During the six month period, China was quickly ramping up domestic stainless output by 600,000 tonnes or 57%. Yet other stainless producers continued to melt at higher levels for export to China. In fact, China’s stainless imports rose over 400,000 tonnes despite the growth in domestic production resulting in an increase in stainless supply of more than 1 million tonnes in the first six months alone.

China’s reliance on imports to meet domestic stainless demand has fallen from over 70% at the start of last year to less than 50% displacing more than 1 million tonnes of imports.

Last year China accounted for nearly 50% of world famous imports. So this displacement has a major impact on countries and companies that rely on exporting their excess stainless steel production.

The excess stainless supply resulted in high inventory levels. And production adjustments came too late.

At the same time, Western demand was slowing with the industrial production cycle thereby compounding the problem. So the stainless industry was forced to cut production and the required cuts were massive and the snowballing effect on nickel began.

Stainless prices feel sharply and there was a focus across the entire supply chain on reducing inventory. The nickel that was no longer required began to make it on to the LME pushing the price down. A falling nickel price creates a lower alloy surcharge on stainless in future months providing even more incentive for buyers of stainless to postpone orders in anticipation of lower transaction prices ahead.

So even when stainless inventories get to normal levels, there is further momentum for orders and thus production to continue falling. This is the snowball effect, lower stainless orders, lower stainless production, lower nickel requirements, LME stocks increasing, falling nickel prices, falling alloy prices, continuing stainless by hesitation and investments upon liquidation.

However, the cycle would stop but not until it overshoots the balance point. And when it does, the snowball effect will reverse and push prices in the other direction. Why should you believe us? Did we get it wrong last time?

Let me restate what we said last quarter. Stainless production growth so far this year was above underlying consumption. This imbalance has created excess inventory. We forecast a Q2 to Q3 stainless production drop of 600,000 tonnes. We also said the stainless production cuts may fuel increase in short term nickel price and inventory volatility as falling alloy surcharges could lead to reduction in near term nickel demand. The cuts may ease some tightness for the nickel market in the third quarter.

True, the cuts in the second half, the were unpredicted. True the inventory correction is taking longer than expected by a few months. And true, nickel requirements dropped more than anticipated, in fact by several thousand tonnes.

What we got wrong was inadequately forecasting the impact of destocking continuing beyond normal levels due to the snowball effects of lower alloy surcharges driving further order deferrals.

The good news is that a recovery is in site as the composite leading indicator is positive and improving each month. Purchasing manager indexes are improving and core inflation remains in check. We’re now in the trough and expect to see 18 to 24 months of good economic growth after this quarter as a turn in the cycle is never a false start and a turn occurred four months ago.

Remember the industrial production cycle is very closely tied to stainless production and the cycles turn at the same time. The direction is up from here. That means strong stainless production growth next year while only 1.6%

growth breather in 2005 which was preceded by three years of nearly 9% per annum growth.

This slow down this year is simply returning same stainless steel production growth this cycle closer to the trend of 6% per year.

All of the production growth this year will be in China as Western World output will actually fall by 3%. We’ve seen no improvement in the global scrap or austenitic ratios since the last quarter.

Stainless production cuts naturally lead to high scrap ratios and the amounts of revert and fabrication scrap becomes relatively higher in future months, with lower melted output. The ratio is higher, not the total amount of scrap.

China produces at a higher than average offset ratio, over 80%, so Western producers have been forced to produce more ferritic, which is up 10% to date this year.

China’s industrial production growth is holding above 16%; that’s a clear indication of continuing strong industrial activity and stainless consumption growth. We’ve heard that inventories of stainless in China are now near normal.

Globally, stainless prices are stabilizing and several melt shops will return to full production this quarter as orders are increasing and inventories are lower. We’ve had some significant spot nickel requests for Q4 delivery, which confirms these plans.

Turning to the non-stainless market, demand remains very strong and continues to exceed all expectations. The aerospace cycle is still improving and the plating market is showing great strength.

Let me focus for a moment on what we see from our direct sales to the market. The demand we see is good. Of course, its strength varies by sector but we’ve always had the ability to move our products away from weak markets towards demand strength and we are doing this now.

So while the softness in stainless is severe, look carefully at our inventory number. It is the lowest end-of-quarter level in at least 15 years. Demand for our products remains strong. In fact, we are operating at just 65% of our average inventory levels over the past 15 years, almost 10,000 tonnes below normal operating inventory. Does this sound like poor demand?

Note also that the LME stock increase is entirely offset by our stock decrease and we need to rebuild our inventory. It is becoming increasingly clear that nickel supply will struggle to keep pace with demand for a few years. China and other emerging markets like India will drive demand growth well above the historic growth and average.

New projects are becoming more and more difficult to begin due to high capex, new technology, environmental permitting, labor shortages, and financing challenges in the face of these and other uncertainties. Inco is leading the industry in supporting the markets. We’re boosting production and bringing our major projects and the world will need this nickel.

Finally, it has taken the highest annual nickel price ever to create a market balance. But please remember, the price is high to force a balanced market, not despite a balanced market.

The system is not perfect. Inefficiencies create periods of oversold or overbought markets. Recording directional change in the short-term market is for traders and speculators, not for Inco. We’ve been in nickel for over 100 years. We’ve proven the success is based on making the right long-term investment decisions in markets with great long-term direction and for nickel and copper that direction is clearly up. Thank you.

Scott Hand:	Thanks, Peter. I’ll summarize by reviewing a few key points. First, we met or exceeded our targets for production, price premium costs; energy costs remain a challenge for all of us in the mining industry and we’re working very hard to offset them.

Voisey’s Bay is on stream six months ahead of schedule. Goro is proceeding well and with Voisey’s Bay, Goro and PT Inco, our expansion of PT Inco, this will significantly increase our low cost production and increase our earnings and cash flow.

And as you heard from Peter Goudie, the fundamentals of nickel remain strong despite the short-term impact of stainless steel production cuts. Our financial position remains strong and our cash generation this year and next year with Voisey’s Bay on-stream I think is impressive. And finally, we’re looking to a great future with our acquisition of Falconbridge. The new Inco will be the leader in nickel, a great copper company, with a strong financial base to grow and deliver value to our shareholders.

We would now welcome your questions and can I have the first question?

Operator:	Ladies and gentlemen, if you would like to register a question on today’s conference call, please press the 1, followed by the 4 on your telephone.

You’ll hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, you may then press the 1, followed by the 3. If you are using a speakerphone, please lift your handset before answering your request. One moment please for our first question.

And our first question is from the line of (John Hill) with Citigroup. Please proceed with your question.

(John Hill):	Great. Good morning, everyone, and congratulations on a strong quarter and all the other developments. Just a quick question if we could follow-up on Goro permitting; there were a number of items remaining at the end of the last quarter. Obviously, there’s been some progress on that. Are there any other critical permitting path items that remain?

Scott Hand:	Logan Kruger.

Logan Kruger:	Hi. Good morning, (John). It’s Logan. Yes, there are. I can (unintelligible) permit this but nothing on the critical part at this point in time. We’re fully engaged in the field, pouring concrete, the modulization in the Philippines continues to draw with strength to strength and we’re very pleased with that progress. So it’s full steam ahead. The test mine is complete and we’re now looking to the longer peak production period. So we are in hand with permits and go-aheads, (John).

(John Hill):	Great. And then a quick follow-up on the financial side; it looked like DD&A came in a little bit light this quarter, particularly considering that internal production was up. And I was wondering if we could clarify that a little bit.

Scott Hand:	(Ron Lehtovaara).

Ron Lehtovaara:	Just a little over depreciation costs in Ontario in the quarter, nothing unusual.

(John Hill):	So no structural changes in those calculations as we go ahead?

Ron Lehtovaara:	No, nothing than what we’ve already told you with respect to Voisey’s Bay next year.

(John Hill):	Very good. Thank you.

Scott Hand:	Thanks, (John).

Operator:	Our next question is from the line of (Amir Arif) with Friedman Billings. Please proceed with your question.

(Amir Arif):	Good morning, guys. This is (Amir Arif). A question for you on the Falconbridge acquisition, can you just give us a sense of just some key milestones that might be coming up and when we can look for person — just as the deal gets closer to being completed?

Scott Hand:	Well, I’ll try and then I’ll get assisted by my General Counsel, Stuart Feiner, but the milestones are we’ve mailed out the offering circular and the 60-day period ends, Stuart, on the. . .

Stuart Feiner:	December 23rd.

Scott Hand:	December 23rd. The other dating item of course are the regulatory approvals in Canada and the United States and in Europe; that is proceeding ahead. And it’s difficult I think to predict now how quickly that will end although we have been given indications that we’re getting expedited treatment by those three agencies to review the regulatory clearances. Stuart, do you want to add anything to that?

Stuart Feiner:	Thanks, Scott. For those of the key gating items in terms of reaching what we refer to as the Stage 1 of a two-stage transaction which is so long as at least two-thirds of the Falconbridge common shares tender to the offer by December 23rd and we have regulatory clearances at that point in time and the other closing conditions which are essentially standard ones relating that there will be no material adverse change in the business at Falconbridge and there will be no litigation that would prevent us from moving forward.

Then once we reach that minimum tender condition, we can take up and pay for those shares and new to the second stage, which is the formal combination of Inco and Falconbridge.

(Amir Arif):	Okay. So we’re still expecting a closing in the first quarter?

Stuart Feiner:	To complete. Yes. Well, again, as we refer to two stages, one assuming the minimum tender condition which is two-thirds of Falconbridge common shares is met, then we would be able to take up and pay for those shares before the end of December assuming again we have regulatory clearances at that point in time and the other conditions to closing are met; that would happen as early as the end of this year and then the actual formal combination of Inco and Falconbridge, which we can undertake to a number of different possible transactions, being completed in the first quarter.

(Amir Arif):	Okay. Thanks. And the final question was in terms of the energy costs that you’re seeing. Are you seeing any additional pressure from the removal of subsidies out into Indonesia?

Scott Hand:	Peter Jones.

Peter Jones:	Yeah. I mean we certainly are seeing that. There are no subsidies now on diesel fuel. And looking forward to next year, we’re looking at our energy costs at PT Inco being a little over $200 million, about a $1.22 a pound.

(Amir Arif):	Yeah, and do you know where that stands today?

Peter Jones:	Well, we’re pretty close to that run rate at the moment.

(Amir Arif):	All right. Okay. Sounds great. Thank you very much.

Scott Hand:	I think it’s right, Peter, that our forecast for next year is energy costs; it’s hard to pick at — figure out what it is and we’re using current prices, right?

Peter Jones:	That’s right. We use...

Scott Hand:	Yeah.

Peter Jones:	...Yeah. We’re using between $44 and $45 for high sulfur fuel oil.

Scott Hand:	But as you know, the high sulfur discounts from the benchmark number you see. And so, you know, if there’s a price drop in energy next year, why we’ll get some benefits and the number that Peter sighted to you for the year 2006.

(Amir Arif):	Sounds great. Thanks.

Operator:	Our next question is from the line of (David Martin) with Deutsche Bank. Please proceed with your question.

(David Martin):	Yeah, thanks. (David Martin) from Deutsche Bank. I wanted to focus on I guess your copper production expectations for the fourth quarter and unit costs. I guess first of all, on your guidance for production, 90 million tonnes. And I guess the first question is will deliveries match that rate? Is that kind of a one-off quarter production number or should we expect a similar trend going forward?

And then secondly, on unit costs, I believe you said your full-year ‘05 figures are still going to be in the $2.85 to $2.95 range, what does that suggest about your fourth quarter costs given the higher copper production?

Peter Jones:	You know, the two biggest determinants of the fourth quarter costs, remember, it is going to be a good costs in terms of overall production. And the two biggest determinants of cost that we see going forward that we don’t have a lot of control over are the Canadian dollar exchange rates and obviously energy prices. But, you know, things are moving very, very well. PT Inco is in key production, Ontario is doing well and so is Manitoba.

Scott Hand:	Copper.

Peter Jones:	Copper we see the benefits of essentially closing the copper refineries that we announced earlier this year. And as we close it, we will have additional production as we take out in-process inventory. That won’t necessarily end up in the market this quarter.

(David Martin):	Okay. Thank you.

Operator:	Our next question is from the line of (Victor Lazarovici). Please proceed with your question.

Scott Hand:	(Victor)?

Operator:	Mr. (Lazarovici), your line is open. Please proceed with your question.

(Victor Lazarovici):	Okay. Thank you. Can you hear me now?

Scott Hand:	Yes, we can.

(Victor Lazarovici):	Okay. I have a couple of questions. Peter mentioned you are running with the lowest finished goods inventory in at least 15 years. And with Voisey’s Bay wrapping up, your, I guess, in-process inventory is building. Can you give us a sense of how you see that material flow coming through the system? And what inventories are going to look like in the next two to three quarters? Are you going to restock or is that a function of end-market demand?

Scott Hand:	(Victor), are you asking for in-process or finished on that question?

(Victor Lazarovici):	The numbers I’m looking for have to do with finished.

Scott Hand:	Okay.

(Victor Lazarovici):	But if you give us some descriptive of how that in-process is going to move.

Scott Hand:	Well, I’ll ask Peter Goudie to talk about finished and (Ron Lehtovaara) talk about in-process. Peter?

Peter Goudie:	Yeah. (Victor), as far as the finished nickel is concerned, obviously, the number we reported at the end of the third quarter is a number that we would find very difficult to continue to operate at. As I said, it’s 10,000 tonnes below what our normal inventory is.

And in fact, if you look at the 2004 annual report, we made the comment in there that we normally need about 26,000 tonnes to see the chain because you have to understand that a lot of that reported inventory is actually on the ship in transit going to a custom because a lot of our sales we don’t record until the ship arrives in Asia.

So certainly, between enabling us to provide the service and the reliability of on-time supply, we do have to increase those inventories back towards a number that enables us to provide that service to our customers.

But we are under a lot of demand from the market and that’s why it’s being pulled down as low as it is. So there is a balancing here; there’s a portion of old. All I can say is that you should expect some increase in that inventory over the next few quarters. I can’t give you (unintelligible).

Scott Hand:	(Ron), do you want to talk about in-process now?

(Ron Lehtovaara):	Yeah, (Victor), there will be an inventory buildup at Voisey’s Bay. It rounds up, overall, we expect that there will be between 20 and 25 million pounds of nickel in-process inventories going forward.

(Victor Lazarovici):	Okay. I guess with the proposed merger, some of these projections are theoretical. But if I get back to Peter’s comments, that normal would be 26,000 tonnes of finished inventory. I presume that’s based on the old production level and with Voisey’s Bay, you’ll be selling on a consistent basis more materials. So does that mean that normal will rise from the 26,000?

Peter Goudie:	You should look at normal as being a factor of days of sales rather than an actual age because you do need to have a certain percentage of your sales being held. It won’t go up in proportion but would increase sales as you would expect some increase. And total volume of inventory simply because you’ve got a lot more inventory. There’s obviously, inventory on the water in transit going to a customer (unintelligible).

(Victor Lazarovici):	Thank you. The other question has to do with your 2006 cost projection of $2.00 and $2.10 per pound. What kind of copper, cobalt, and PGM prices are you seeing for the by-product credits? Are they the same as the ones you’re using for 2005?

Scott Hand:	We’re using consensus metals prices for the by-products.

(Victor Lazarovici):	Okay. Thank you.

Peter Goudie:	And that assumes mid-year energy prices and 80-cent Canadian dollar.

(Victor Lazarovici):	Right. Thank you.

Scott Hand:	Okay. Thanks, (Victor).

Operator:	Our next question is from the line of (John Tumazos) with Prudential Financial. Please proceed with your question.

(John Tumazos):	Good morning. As you probably saw yesterday, Falconbridge published a rich new zone, (Rosario Oeste), creating 1.54% copper. And as I’m sure you’re well aware, the nickel price has been a little lower in the last couple of weeks while copper, zinc, and aluminum have been firm.

Are you able to rule out any change in the exchange ratio or sweetening of your bid if developments were to change in such a way that nickel or Inco is doing a little less well or Falconbridge is a little richer? Or are you able to place any upper limit on the number of shares you would issue? I realize this is a tough question and your attorneys are probably fidgeting, Scott.

Scott Hand:	Not at all. My answer...

(John Tumazos):	But we’re supposed to ask tough questions.

Scott Hand:	...my answer is very firm, (John). You’ve heard what Peter Goudie said about the nickel market, look through the current and look forward and you’ll see a very strong nickel market. You heard that from Peter. Peter has always been right and he’ll be right again. We’ve put out a very competitive offer, a very fair offer, and that is our offer, full stop.

(John Tumazos):	Thank you.

Operator:	Our next question is from the line of (Ray Goldie) with Salman Partners. Please proceed with your question.

(Ray Goldie):	Good morning, ladies and gentlemen. I was looking for your interpretation of the following in your guidance for the fourth quarter. In the second quarter, you realized nickel price was 14 cents above the LME spot lagged month and in the third quarter the realized nickel price was 17 cents upon below the spot lagged month.

Scott Hand:	Peter Goudie.

Peter Goudie:	I think the premiums we realized on a transaction basis have been quite consistent during 2005. There’s been very little in absolute total numbers of what premium we’re getting on the nickel that we sell. The problem is that people compare our realized prices for nickel that is invoiced during a quarter against the LME average of that particular quarter.

(Ray Goldie):	But Peter, that’s not what I’m doing. I’m looking at it — I’m putting on a one-month lag on the LME.

Peter Goudie:	But even if you do one-month lag, I would say that the premiums we’re actually achieving are very, very consistent throughout the year. There’s really been no change in those. It’s only the impact of the timing of when the sale is recorded and the comparison of the LME of the quarter that’s being compared to. And although one-month lag may give us the number in certain periods, it’s not consistently a one-month lag. So you can’t really take it and get a formula that’s going to give you the absolute number.

(Ray Goldie):	What period do you think I should use?

Peter Goudie:	(Unintelligible) very big impact of course of the (matte) sales from PT Inco.

(Ray Goldie):	What period should I compare it with, Peter?

Peter Goudie:	Well, there’s — it’s very difficult. I would say that the nearest you can get to is probably something like about half a month’s lag because we have a lot of modest sales that are priced on the average of the current month in which they’re invoiced. We have a number of sales, which are priced on the average of the month prior to the month in which they’re invoiced. So our contracts are split between those two.

The problem is we then do a large amount of sales on a basis of the day, which the transaction is down on negotiation. It’s not a contractual sale and, therefore, the way that those will show up when you’re looking at the average premium in a quarter depends on when the quarter we did those negotiations and whether our customers are able to pick the (loose) (unintelligible) spot in the market.

Nothing is going to unfortunately give you a very firm indication of what the premiums are. All I can say is it’s really ups and downs of ‘05 because we track it on a transaction basis. Our premiums are being remarkably consistent. There’s really nothing happening that’s taking premiums up or down.

(Ray Goldie):	Thanks very much.

Operator:	Our next question is from the line of (Daniel Roling) with Merrill Lynch. Please proceed with your question.

(Daniel Roling):	Thank you. Scott, could you expand a bit more on the labor agreement, the benefits, and is there anything tied to profits or nickel price?

Scott Hand:	Peter Jones to respond to that. Peter?

Peter Jones:	You know, it is obviously tied to the performance of the Manitoba operation. And, you know, we’ve consistently tried to keep that in.

(Daniel Roling):	Okay. And then the $200 million — if I heard correctly — incremental (DD&A) for Voisey’s Bay, how long will that run?

Scott Hand:	Ron Lehtovaara?

Ron Lehtovaara:	Oh that will run for the duration.

(Daniel Roling):	Ten years?

Ron Lehtovaara:	Yes it’s about — I think it’s about 10 to 14 years.

(Daniel Roling):	Okay thank you.

Peter Jones:	Okay (Dan).

Operator:	Our next question is from the line of (Terrence Ortslan) with (TSO and Associates). Please proceed with your question.

(Terrence Ortslan):	Thanks good morning. The Goro slide, Scott, that was a (unintelligible) (review) you put out for the Goro cash flows. That was 100% basis right?

Scott Hand:	The cash flow would be at 100% basis. That’s right.

(Terrence Ortslan:)	Just back to the unit cost, you got about 30% increase in — among (million) dollar services and energy costs quarter over quarter. So going forward (we) keeping the – those costs constant going into (06) and onward? In other words, no break on the energy cost (assumption) which probably going to be reversing itself or the supply services increase, which was about 40% year over year — that’s not going to come into a correction?

Scott Hand:	As I indicated as Peter did, we’re assuming for energy for the year 2006 basically current energy prices. And yes, if the energy prices drop a bit why we’ll get a benefit from that. That’s correct.

(Terrence Ortslan):	And if you were to combine those with the (Falconbridge) unit cost, how would the profile look like?

Scott Hand:	You know, we’re still working on that. And really, you know, when you trade a lot of those, that type of information we have to wait until we get the merger completed before we can have a detailed analysis of the cost. And of course that’ll be a number (of) saying as one — the current calculations but also the impact of the synergies.

(Terrence Ortslan):	Sure sure.

Scott Hand:	And I think the only thing that I could say (unintelligible) be lower. But I can’t say much more than that at this point.

(Terrence Ortslan):	It’d be further enhanced then though than what the profile looks like right now.

Scott Hand:	Excuse me?

(Terrence Ortslan):	It would be further enhanced than the unit cost profile as we have now.

Scott Hand:	Oh I’m just assuming that when you get the $350 million in synergies — and as you know, a significant portion of those are operational — why that will have favorable impact on our cost on an absolute basis. But you — when you put into the mix the things that go the other way that affect us and everybody else in the mining industry — that being energy and currency cost — you have to take those into account too. But I have to believe — but on a relative basis we’re going to be much better off when we put two nickel operations together.

(Terrence Ortslan):	And I would assume that given the cobalt and the PGM production (unintelligible) much lower than what your profile would indicate right now.

Scott Hand:	Yes that — I mean you really have to wait (Terry). And I — you have to wait and I have to wait is because we really can’t do a reliable calculation on that until we’ve completed the acquisition.

(Terrence Ortslan):	Last question — the 30 million pound (unintelligible) in February in 2007 — or 6 on a 24-month period, Peter Jones, what is that again — remind me — 50 million pounds up and 50 million pounds up?

Scott Hand:	Are you talking about this presentation or a road show?

(Terrence Ortslan):	This presentation (unintelligible) here (unintelligible) dropped by 15 goes up by 15 the year after that and goes back to 175 (a year) again.

Peter Jones:	Yes what you’re looking at (Terry) is it’s (Sudbury) mine production. And remember we’re bringing in Voisey’s Bay material and so you’ve got to pick a portion of Voisey’s Bay, which gets processed through (Sudbury) and a portion that goes through Manitoba.

(Terrence Ortslan):	Right. But Voisey’s Bay staying flat (‘07) onward, but your (Sudbury) dropping by 15 to make room for that. But which ones are (unintelligible) capability here to go up and down by 30 million pounds over a three-year period?

Peter Jones:	You know, as we go forward, you can see, you know, (Sudbury) this year will be about 165 million pounds or so. And it’s, you know, it’s going to be a little bit higher next year. As we move forward as — and, you know, (Scott) 74, we may bring (top then) a little bit earlier. So there’s going to be a different mix of materials. I think, you know, what we’re showing you is that indication with the information that we have today. Obviously the Falconbridge deal will also have a big impact on that.

(Terrence Ortslan):	Sure.

Peter Jones:	That will change these profiles significantly.

(Terrence Ortslan):	Okay. No I appreciate that. Okay thanks guys. Thank you.

Peter Jones:	(Right).

Operator:	(Our) next question is from the line of (Tony Rizzuto) with Bear Stearns. Please proceed with your question.

(Tony Rizzuto):	My question is in regards to the nickel and (N) markets. And I’m concerned about some of the things that I’m seeing in the market both from a stainless steel and non-stainless perspective. For example, I think recently I remember seeing something coming out of Japan with (JFC) that they’ve developed a zero nickel and (moly) content stainless steel and also (ATI) seems to indicate they’re having very good success there.
And I also have seen very recently where Johnson Controls has developed a battery for hybrids using lithium ion and no nickel. I was wondering — are you guys concerned about this and do you think nickel possibly has suffered some permanent loss in demand?

Scott Hand:	Peter Goudie.

Peter Goudie:	Certainly. Certainly at a time like this there is a look for substitutions with the nickel price being high. We ourselves have been talking about this for well over a year now that there will be searches for substitution. (Unintelligible) talk about a couple of the ones that you’ve mentioned.

Johnson Controls has said a number of things in different press releases over the last week or so. But the most important one they’ve said is that their work on batteries for the hybrid (market) that are concentrated on nickel-based batteries. They have said themselves that while they continue to work on the technology of lithium batteries for the hybrid vehicle, that that technology has not yet been proven — is not commercial — and all the work that they’re doing and the contracts they have and the production they’re going to do is all based on nickel batteries.

And even if a lithium battery does come you may find that it’s a lithium nickelate rather than the type of lithium battery that we see in the market now.

In the area of stainless steel, the stainless steel industry and its customers will always search for different compositions of steel to meet different segments of the market. There are some new steels being developed for niche segments of the market. And that has (been in the past) and will continue and probably get more press attention these days than it would normally.

But if you look at stainless steel — and just want to say that there is a lot out there that people are seeing and may be surprised by some of the things that are said. But I really do believe there is a turn taking place in the stainless steel industry as far as nickel is concerned.

If you read the third quarter results announcement that (Outokumpu) released just this morning, they themselves said there are some positive signals in the stainless steel market. The base price erosion in Europe seems to have stopped, attributable to the significantly reduced inventories.

If you look at conversations we’ve had with other major stainless steel producers in Europe — and I can’t name them — but they’ve told us that their order books have suddenly become extremely full, going back into full production in November and December following the cuts that they’ve experiencing. They’ve told us that the inventory levels in service centers in Europe have dropped from 85 days in June through the acceptable levels of around 60 days and are now down to 50 days. And they’re going back into full production to meet this demand.

So there are some things that are occurring in the physical markets. There (does seem to yet) not true into some of the things being reported in the press, and the way that some people who are not so directly involved in discussions with the consumers are yet (to see). But there are some good signs there.

(Tony Rizzuto):	Peter it sounds like you think then that this stainless steel inventory correction may very well be complete as we move into 2006.

Peter Goudie:	Certainly what we’re being told directly by the stainless steel producers in Europe, I would say that is the case. What we’re being told by the people in the stainless steel supply chain in China, I’d say that is the case. In the USA it’s probably still a bit a high. The last official number we have is 4.62 months at the end of August, which is well down from the (5) it had been, but not down to what we would expect as a normal of around about 4 — 3.8 to 4.

But what we’re being told is that it has come down to about 4.62 (the three quarters) at the end of August. And this public statement by (Outokumpu) this morning in their press release is a pretty good sign of it as well. So certainly we’re seeing lots of indications now. And (you would go to) expect that. The stainless steel production cut that we’ve seen in the third quarter and going into October have been extremely big. And that can only result in the drawdown of those (unintelligible) inventories.

(Tony Rizzuto):	Thanks for your insights Peter. I appreciate that.

Operator:	Our next question is from the line of (John Redstone) with (Desjardins). Please proceed with your question.

(John Redstone):	Good morning gentlemen. Most of my questions have been answered, but just two quick ones. First of all I’d like clarify something — you say you’re comfortable with the $358 on the year and now just to be clear, that compares to the $333 for the first nine months?

Scott Hand:	You’re talking into $358 earnings?

(John Redstone):	Yes. Sorry yes. And you’re adjusting to them down — earnings for the first nine months of 333?

Scott Hand:	(John) you have another question while we make sure we give you the exact and right and proper information?

(John Redstone):	Okay. Yes. My other question were related to divestment. So when you spoke about the Falconbridge Inco and the new company, you suggested or you brought up the subject of the possibility of divestments — and (Nikkelwerk) was mentioned, for example. I wondered if you had any further idea of when you might expect some announcement some way or the other whether or not that you are going to divest to some assets.

Scott Hand:	The only divestment we indicated was if required...

(John Redstone):	Right.

Scott Hand:	...for competitive reasons, we would be prepared to divest out of the (Nikkelwerk) refinery of Falconbridge in Norway...

(John Redstone):	Right.

Scott Hand:	...along with a sales group and a supply arrangement. It’s premature at this point to be able to say what will be required and when because we are now in the regulatory process. So all I’d suggest there (John) is stay tuned.

(John Redstone):	All right. Okay. And my previous question?

Scott Hand:	(Unintelligible). Go ahead Ron.

Ron Lehtovaara:	Yes if you look at the press release (John), the nine months is about $333 on a basic earnings per share basis.

(John Redstone):	Right.

Ron Lehtovaara:	And we would be looking at being comfortable with the $358 on the fully diluted basis.

Scott Hand:	And adjusted as close as...

Ron Lehtovaara:	And adjusted.

Man:	(Unintelligible). Just tell him you’re comparing apples and oranges.

Ron Lehtovaara:	Yes there — it’s apples and oranges if you look at the adjusted on a basic earnings per share versus fully diluted.

(John Redstone):	All right. Okay maybe I can call you back later on okay?

Scott Hand:	The two things (John) — we’ve got basic earnings and fully diluted and we’ve got adjusted earnings and GAAP earnings.

(John Redstone):	Right.

Scott Hand:	And so a lot of moving parts here. That’s why I always like to refer to Ron Lehtovaara.

(John Redstone):	Okay. All right.

Operator:	Your next question is from the line (Onno Rutten) with (Scotia Capital). Please proceed with your questions.

(Onno Rutten):	Want to thank you for taking such a long Q&A session. Quick question for Peter Goudie regarding the depletion of inventory in Q3. You elected to sell 10% more than you produced whereas the nickel market was actually fairly week as we discussed in Q3. Were (unintelligible) to deliver, or were these actually spot sales into a weakening nickel market?

Peter Goudie:	Well the sales that we made were sales that we were contracted for in the most part. Although we do make sales that could be classified technically as spot sales, but they’re sales to support the ongoing business of our customers. You know, we see ourselves very much in partnership with the customer base that we have. And as they require nickel we do our best to support them and continue the type of relationship that we have.

One of the issues is that because of the high nickel price and the high nickel price began to decline, many of the consumers in the market have taken their inventories also down to extremely low levels and are really running their businesses on a hand to mouth, which is another reason of when the price does turn, there is not only an increase in stainless steel production to come, but there’s a (deep) — there’s a restocking process that has to take place as well.

So a lot of our customers were short on the nickel and we’ve done our very best to support them during this time — enable them to continue to operate their business. And that is what creates a long-term relationship and the ongoing strength I believe we have in the marketplace.

(Onno Rutten):	Okay thank you. It was a great (unintelligible). And one question for Peter Jones, Voisey’s Bay mill performance to date — could you make any comments regarding the company’s (config) rates and the impacts of higher fuel and labor costs versus the feasibility study for Voisey’s Bay?

Peter Jones:	Clearly fuel costs are higher, but in 2006 — most of the numbers that we’ve quoted before have been long-term, so in 2006 we’d still expect the cost to be in term — in line with the long term — notwithstanding that of course we don’t know what the Canadian dollar exchange is going to be and if there are any more surprises in fuel.

(Onno Rutten):	(Unintelligible) performance the (companies) and...

Peter Jones:	All the (unintelligible) performance we’re — obviously we’re still in startup mode. We will have the first shipment out of there the second week of

November — expect to have between 15 and 18,000 tons of concentrate on that ship. And we also plan on trying to squeeze another shipment out prior to December 5, which is when we have to have the six-week shut down for ice formation. But right now I’d have to say I’m pretty comfortable with the way things are going.

(Onno Rutten):	Okay. Very well. Thank you.

Operator:	My next question is from the line of Lawrence Smith with Blackmont Capital. Please proceed with your question.

Lawrence Smith:	Good morning. A question on unit costs — at time of Q2 I think you were talking about cash costs in the range of 350 to 355 and they came in at 303 for the quarter. Could you just give a reconciliation of, you know, why the big difference from what you’ve been guiding to? Thanks.

Ron Lehtovaara:	(Unintelligible). Basically Lawrence the key factors there is that we’ve seen higher realized copper selling prices in the quarter and we’ve also seen lower than forecast production from purchase nickel intermediates — that’s been replaced by Inco source materials. So those are the two big factors that drive the difference.

Lawrence Smith:	But you didn’t change — your objective for the full year didn’t change at all despite the fact that Q3 came in well below what you had been expecting. Why is that? Is that implying higher costs in Q4 or...

Ron Lehtovaara:	Energy costs being the big factor.

Lawrence Smith:	Great. Thank you very much.

Operator:	Our next question is from Alberto Arias with Goldman Sachs. Please proceed with your question.

Alberto Arias:	Yes good morning and thank you for the time. Just a quick follow-up on Voisey’s Bay — on its performance so far. With shipments scheduled for the second half of November, how is that going to impact — if at all — the cost guidance that you are providing?

Man:	Alberto — I mean that material — which will come out in the middle of November — won’t hit our operations until the end of the year anyway. So that’s more or less in line with what we were expecting.

Alberto Arias:	Okay perfect. And just another follow-up on Goro, we’ve seen in some of the competing projects significant cost pressures. We’ve seen (Ravensthorpe) having a cost overrun and (Vermelho) and (Rosario) having a significant cost overrun. I know that you have said that you are pretty much comfortable with the development but there any cost pressure on the Capex side that we should be concerned about as we go along the development of Goro?

Logan Kruger:	Alberto it’s Logan. We feel very much uncomfortable in the range $1.878, which is minus 5% plus 15%. But just a reminder, we did order a lot of our major equipment well ahead of them and had them delivered. Our quantities remain very much in control. And for another example we did the titanium purchase early and we reprocess in titanium pipes that we have available from the previous phase and making that into the new plates and parts that we require.

In addition, the benefits of doing modules in the Philippines are paying off very handsomely. So though there remains cost pressures, the mitigation efforts we’ve put in place are producing result. But we have to remain vigilant and keep working at them.

Alberto Arias:	All right. Thank you.

Scott Hand:	We’ll just take one more question.

Operation:	Our last question is from the line of (John Spencer) with (ASB Advisors). Please proceed with your question.

(John Spencer):	Hi good morning. Thank you. Just snuck in under the wire. You recently announced that you have a 13% stake in Canico and in combination with Falconbridge you actually have around 17%. And I was just wondering if you can comment at all on whether or not that stake is strategic on a combined basis. And then maybe comment as well — if you fail to succeed in acquiring Falconbridge if the stake is strategic on a — in a world or Inco remain (unintelligible).

Scott Hand:	I can’t comment beyond the filing that we made with the Ontario Securities Commission that — gives the fact that (to) our ownership and Falconbridge’s ownership. And all I can say is we continue to review our position. I can’t say anything more than that.

(John Spencer):	Okay well — okay all right. Thank you very much.

Scott Hand:	Okay well. I think that ends it. I’m sorry if we haven’t answered all your questions. I hope we’ve answered most of them. Just a couple of points — number one we’re very excited about the acquisition of Falconbridge. We think it’s going to create a great new Inco. Secondly, I think we are performing as we’ve indicated in terms of production costs and premiums. And very importantly, I think you heard from Peter Goudie, yes there’s been some difficulty in the stainless steel market. Demand remains very strong and the future looks very good.

So thank you very much and we look forward to talking to you next time in February with our annual plans. Hopefully we’ll talk to you before that with our successful completion of Falconbridge. Thank you very much.

Operator:	Ladies and gentlemen this does conclude today’s presentation. We thank you for your participation and ask that you please disconnect your lines. Have a great day.
END